FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

12 August 2009

HSBC RAISES STAKE IN BANK EKONOMI TO 98.96 PER CENT

*** Acquires additional 10.08 per cent through mandatory tender offer ***

HSBC has completed a m andatory t ender o ffer (MTO) for the remaining 10.11 per cent of the shares of PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) held by the general public. 269,012,500 shares, or 10.08 per cent, were successfully acquired for a consideration of IDR713.4 billion (approximately US$71.6 million). This brings HSBC’s total shareholding in Bank Ekonomi to 98.96 per cent1 .

HSBC was required to make an MTO to public shareholders after it acquired 88.89 per cent in Bank Ekonomi on 22 May 2009. HSBC Asia Pacific Holdings (UK) Limited, a wholly-owned subsidiary of HSBC , made a cash offer of IDR2,652 per share which is equivalent to the US$0.256 price per share HSBC paid in May 2009 (based on the US$:IDR exchange rate on 19 May 2009).

The acquisition almost doubled HSBC’s presence to 208 outlets in 26 cities in the world’s fourth most populous country. Bank Ekonomi’s strong SME banking franchise will complement HSBC’s expertise and international capabilities.

HSBC was advised on the acquisition by the investment banking division of HSBC Global Banking and Markets.

Media enquiries to Vinh Tran on +852 2822 4924 or at vinhtran@hsbc.com.hk

Notes to editors:

1 One per cent of Bank Ekonomi will remain unlisted and in Indonesian ownership as required by local regulation.

PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)

Bank Ekonomi is a provider of commercial banking services in Indonesia with over 2,300 staff and 93 outlets and assets of approximately IDR19,884 billion (based on Indonesian GAAP) at 30 June 2009. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

HSBC in Indonesia
HSBC has operated in Indonesia since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$80 million in the half year to 30 June 2009.

The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 8,500 offices in 86 countries and territories and assets of US$2,422 billion at 30 June 2009, is one of the world’s largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 12 August 2009